FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                As of May 6, 2004



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                                13, rue Beaumont
                                L-1219 Luxembourg
                    (Address of principal executive offices)


               Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                              Form 20-F X  Form 40-F
                                       ---           ---

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                              Yes         No   X
                                 --------    -----


     If "Yes" is marked, indicate below the file number assigned to the
             registrant in connection with Rule 12g3-2(b): 82-   .
                                                              ---

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its results for the first quarter of 2004.


Tenaris Announces Results for the First Quarter of 2004

    LUXEMBOURG--(BUSINESS WIRE)--May 5, 2004--Tenaris S.A. (NYSE:TS) (Buenos Aires:TS) (BMV:TS) (MTA Italy:TEN)

    -- The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements prepared in accordance with international financial reporting standards (IFRS) and presented in U.S. dollars.

    Tenaris S.A. (NYSE:TS) (Buenos Aires:TS) (BMV:TS) (MTA Italy:TEN) ("Tenaris") today announced its results for the quarter ended March 31, 2004 with comparison to its results for the quarter ended March 31, 2003.

    2004 First Quarter Summary

    --  Net sales of US$859.3 million, up 8.8% from US$789.6 million

    -- Operating income of US$102.6 million, up 4.1% from US$98.6 million

    --  Net income of US$48.4 million, up 6.3% from US$45.5 million

    --  Net earnings per share of US$0.041 (US$0.41 per ADS), up 5.1%
        from US$0.039

    Net sales, operating income and net income all rose over the levels recorded during the corresponding period of 2003. Operating income plus depreciation and amortization increased 6.8% to US$156.4 million, or 18.2% of net sales, from US$146.4 million, or 18.5% of net sales. These positive results were driven by a 19% increase in our net sales of seamless pipes and were achieved in spite of continuing increases in steelmaking raw material costs and weak demand for our welded pipes. Sales volumes benefited from increased demand in Mexico and a partial recovery of demand in Venezuela, and average selling prices, compared to the first quarter of 2003, were higher in all regions. Sales volumes also showed significant increases in Europe and the Far East & Oceania over the levels recorded in the third and fourth quarters of 2003.

    Market Background and Outlook

    In the first quarter of 2004, oil prices remained strong, rising to their current level above US$35 per barrel. Global oil demand has been increasing along with global economic growth led by the U.S. and Chinese economies and the OPEC nationals have been maintaining production discipline with a further cut in production targets announced in February. Oil and gas drilling activity, as measured by the number of active rigs, showed no aggregate growth outside North and South America: in particular, activity in Iraq and Nigeria continues to remain affected by political and security issues. On the other hand, demand for seamless pipes in each of our local markets of Mexico, Argentina, Canada and Venezuela has been higher than the average level for 2003. In addition, industrial production activity in North America and Japan has been growing, but in Europe the recovery in the sector remains fragile. With these trends in place, we expect that demand for our seamless pipes in 2004 will continue to be favorable throughout the year.
    Steelmaking raw material and freight costs, which had already risen substantially during 2003, surged in the first quarter of 2004 but are currently decreasing from their highs. Prices are increasing for our seamless pipe products but the full effect of these price increases will not be reflected in our results until the third quarter and, similarly, the full effect of the latest steelmaking raw material cost increases have not been reflected in our results for the first quarter.
    Demand for our welded pipes continues to be affected by the continuing suspension of deliveries to an ongoing project and the postponement of new projects in the local Brazilian market as well as a lack of projects in other South American markets. The energy crisis in Argentina should eventually result in investment in pipeline construction or expansion activity but there can be no assurance of when this might occur.


Analysis of 2004 First Quarter Results

(metric tons)

Sales volume                    Q1 2004  Q1 2003  Increase/(Decrease)
------------------------------- -------- -------- -------------------
South America                    96,000   67,000                  42%
North America                   157,000  139,000                  13%
Europe                          169,000  156,000                   8%
Middle East & Africa             82,000   86,000                 (4%)
Far East & Oceania              114,000  121,000                 (6%)
Total seamless pipes            618,000  570,000                   8%
Welded pipes                     69,000  108,000                (36%)
Total steel pipes               687,000  678,000                   1%

    Sales volumes of seamless pipes increased by 8% to 618,000 tons in the first quarter of 2004 from 570,000 tons in the same period of 2003. This increase primarily reflects increased sales in our local markets of Mexico, where Pemex' spending on exploration and production has increased significantly, and Venezuela, where there has been a partial recovery of exploration and production activity following the general strike which took place in the first quarter of 2003. Quarter on quarter, sales volumes of seamless pipes increased by 13%, with increases recorded in all regions except North America.
    Sales volumes of welded pipes decreased by 36% to 69,000 tons in the first quarter of 2004 from 108,000 in the same period of 2003, with demand being affected by continuing problems affecting contracted deliveries and pipeline project activity in the Brazilian market and a lack of pipeline project activity elsewhere in South America.


(US$ million)

Net sales                         Q1 2004 Q1 2003 Increase/(Decrease)
--------------------------------- ------- ------- -------------------
Seamless pipes                     673.8   565.6                  19%
Welded pipes                        66.4    98.5                (33%)
Energy                             103.9    72.1                  44%
Others                              15.2    53.4                (72%)
Total                              859.3   789.6                   9%

    Net sales in the quarter ended March 31, 2004 increased 9% to US$859.3 million, compared to US$789.6 million in the corresponding quarter of 2003 due to higher net sales of seamless pipes which represented 78% of total net sales during the quarter. Net sales of seamless pipes increased 19% due to higher volumes and average selling prices. Net sales of welded pipes decreased 33% due to lower sales volumes and a slight decline in average selling prices. Included within net sales of welded pipes are sales of metal structures made by our Brazilian welded pipe subsidiary which amounted to US$15 million in the first quarter of 2004 and US$15 million in the first quarter of 2003. Net sales of electricity and natural gas by Dalmine Energie increased by 44% reflecting the appreciation of the Euro against the U.S. dollar and the continued expansion of the business. Net sales of other goods and services decreased 72% following the discontinuation of sales of non-pipe steel products produced by third parties, which amounted to US$36.6 million in the first quarter of 2003.
    Cost of sales, expressed as a percentage of net sales, increased
1.5 percentage points to 72.2% in the first quarter of 2004, compared to 70.7% in the same period of 2003. Cost of sales for seamless pipe products, expressed as a percentage of net sales, increased 1.3 percentage points to 67.6% in the first quarter of 2004 compared to 66.3% in the same period of 2003. This increase resulted principally from significant rises in steelmaking raw material costs, which were not fully offset by increased average selling prices. Cost of sales for welded pipe products, expressed as a percentage of net sales, increased 13.6 percentage points to 80.8% in the first quarter of 2004, compared to 67.2% in the same period of 2003, due to higher steel costs, which were not offset by higher prices on export sales, and a higher proportion of low-margin sales of metal structures in this segment. Cost of sales for energy products, expressed as a percentage of net sales, decreased 2.1 percentage points to 96.8% in the first quarter of 2004, compared to 98.9% in the same period of 2003. Cost of sales for other products, expressed as a percentage of net sales, decreased 16.4 percentage points to 69.5% in the first quarter of 2004, compared to 85.9% in the same period of 2003, reflecting the discontinuation of sales of low-margin non-pipe steel products produced by third parties.
    Selling, general and administrative expenses, or SG&A, remained stable at US$139.8 million, or 16.3% of net sales, in the quarter ended March 31, 2004, compared to US$133.0 million, or 16.8% of net sales, during the corresponding quarter of 2003. Higher freight costs, additional selling expenses associated with higher exports of welded pipes and higher costs in Italy due to the appreciation of the Euro were offset by proportionately lower general and administration expenses following increased net sales.
    Net financial income and expenses resulted in a loss of US$15.4 million in the first quarter of 2004, compared to a loss of US$22.7 million in the same period of 2003. Net interest expenses amounted to US$5.6 million in the first quarter of 2004 compared to US$5.3 million in the same period of 2003. A net loss of US$15.3 million was recorded on foreign exchange translations during the first quarter of 2004, due principally to the effects of (i) the appreciation of the British pound against the Euro on Dalmine's outstanding liability resulting from the settlement of litigation with a consortium led by BHP Billiton Petroleum Ltd., (ii) the devaluation of the Venezuelan Bolivar on the net monetary position of our Venezuelan seamless pipe manufacturing subsidiary which holds debt in U.S. dollars, and (iii) the appreciation of the Argentine peso on the net monetary position of our Argentine subsidiaries, a significant proportion of whose payables are in Argentine pesos. In addition, a gain of US$5.4 million was recorded relating mainly to the purchase of US dollars by our Venezuelan manufacturing subsidiary used to reduce financial debt.
    Results of associated companies generated a loss of US$0.5 million in the first quarter of 2004, compared to a loss of US$9.0 million in the first quarter of 2003. These results principally reflect the returns on our indirect investments in Sidor. Although Sidor's operating result for the first quarter of 2004 was strongly positive, its net result was affected by the recording of a substantial deferred tax provision reflecting the impact of the devaluation of the Venezuelan Bolivar on the tax base of its assets.

    Cash Flow and Liquidity

    Cash and cash equivalents, excluding investments of US$138.6 million in trust funds to support our Argentine and Brazilian operations, decreased by US$26.5 million to US$221.0 million during the quarter ended March 31, 2004. Total financial debt increased by US$85.2 million to US$918.9 million.
    Net cash used in operations during the quarter ended March 31, 2004 was US$89.5 million, which included an increase in working capital of US$175.0 million reflecting a net increase in trade receivables less trade payables of US$83.0 million, an increase in inventories of US$53.7 million and the payment of the first instalment of the liability towards the consortium led by BHP Billiton Petroleum Ltd. (US$55.3). Net cash used in investment activities was US$33.2 million. Capital expenditure payments of US$39.9 million included US$6.8 million of the US$9.6 million paid to Algoma Steel for the purchase of the land and buildings leased by our seamless pipe manufacturing subsidiary in Canada.
    Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil prices and their impact on investment programs by oil companies.
    With manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide, Tenaris is a leading global manufacturer of seamless steel pipes and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries as well as a leading regional supplier of welded steel pipes for gas pipelines in South America.


Consolidated Condensed Interim Income Statement

                                                  Three-month period
                                                    ended March 31,
(All amounts in US$ thousands)                      2004      2003
                                                  --------- ---------
Net sales                                          859,346   789,579
Cost of sales                                     (620,457) (558,534)
                                                  --------- ---------
Gross profit                                       238,889   231,045
Selling, general and administrative expenses      (139,818) (132,998)
Other operating income and expenses, net             3,500       521
                                                  --------- ---------
Operating income                                   102,571    98,568
Financial income (expenses), net                   (15,438)  (22,691)
                                                  --------- ---------
Income before income tax, equity in earnings
 (losses) of associated companies and minority
 interest                                           87,133    75,877
Equity in earnings (losses)
 of associated companies                              (461)   (9,034)
                                                  --------- ---------
Income before income tax and minority interest      86,672    66,843
Income tax                                         (39,069)  (17,927)
                                                  --------- ---------
Net income before minority interest                 47,603    48,916
Minority interest                                      765    (3,404)
                                                  --------- ---------
Net income                                          48,368    45,512



Consolidated Condensed Interim Balance Sheet

                              March 31, 2004       December 31, 2003
                           --------------------- ---------------------
(All amounts in US$
 thousands)

Assets
Non-current assets
  Property, plant and
   equipment, net          1,924,947             1,960,314
  Intangible assets, net      54,317                54,037
  Investments in associated
   companies                  45,361                45,814
  Other investments           23,175                23,155
  Deferred tax assets        124,561               130,812
  Receivables                 59,440  2,231,801     59,521  2,273,653

Current assets
  Inventories                885,622               831,879
  Receivables and
   prepayments               175,623               165,134
  Trade receivables          760,801               652,782
  Other investments          138,637               138,266
  Cash and cash equivalents  220,968  2,181,651    247,834  2,035,895

Total assets                          4,413,452             4,309,548


Equity and Liabilities
Shareholders' equity                  1,888,437             1,841,280

Minority interest                       118,387               119,984

Non-current liabilities
  Borrowings                 333,787               374,779
  Deferred tax liabilities   395,172               418,333
  Other liabilities          197,299               191,540
  Provisions                  30,345                23,333
  Trade payables              11,548    968,151     11,622  1,019,607

Current liabilities
  Borrowings                 585,099               458,872
  Current tax liabilities    102,083               108,071
  Other liabilities          167,214               207,594
  Provisions                  31,544                39,624
  Customers advances          67,715                54,721
  Trade payables             484,822  1,438,477    459,795  1,328,677

Total liabilities                     2,406,628             2,348,284

Total equity and
 liabilities                          4,413,452             4,309,548



Consolidated Condensed Interim Cash Flow Statement

                                                   Three-month period
                                                    ended  March 31,
(All amounts in US$ thousands)                       2004      2003
                                                   --------- --------
Net income for the period                            48,368   45,512
Depreciation and amortization                        53,824   47,867
Tax accruals less payments                          (10,320)   4,338
Equity in earnings (losses)
 of associated companies                                461    9,034
Interest accruals less payments                      (1,551)   2,426
Net provisions                                       (1,068)   3,203
Minority interest                                      (765)   3,404
Change in working capital                          (174,981)  52,415
Currency translation adjustment and others           (3,477) (10,135)
                                                   --------- --------
Net cash (used in) provided by operations           (89,509) 158,064
                                                   --------- --------
Capital expenditure                                 (39,912) (43,611)
Acquisitions of subsidiaries and associates             191  (20,013)
Proceeds from disposition of property, plant
 and equipment                                        6,519      658
                                                   --------- --------
Net cash used in investment activities              (33,202) (62,966)
                                                   --------- --------
Proceeds from borrowings                            147,694   84,493
Repayments of borrowings                            (51,471) (94,374)
                                                   --------- --------
Net cash provided by (used in)
 financing activities                                96,223   (9,881)
                                                   --------- --------
(Decrease)/increase in cash and cash equivalents    (26,488)  85,217
                                                   --------- --------
Cash and cash equivalents at January 1,             247,834  304,536
Effect of exchange rate changes on cash and cash
 equivalents                                           (378)     298
(Decrease)/increase                                 (26,488)  85,217
                                                   --------- --------
Cash and cash equivalents at March 31,              220,968  390,051

    CONTACT: Tenaris S.A.
             Nigel Worsnop, 888-300-5432
             www.tenaris.com

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                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: May 6, 2004



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary